Exhibit 12.01

SOUTHWEST GAS CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	December 31,
	2008	2007	2006	2005	2004
1. Fixed charges:
A) Interest expense	$90,403	$94,035	$92,878	$87,687	$84,138
B) Amortization	2,880	2,783	3,467	3,700	3,059
C) Interest portion of rentals	7,802	7,952	6,412	6,333	6,779

Total fixed charges	$101,085	$104,770	$102,757	$97,720	$93,976

2. Earnings (as defined):
D) Pretax income from continuing operations	$101,808	$131,024	$128,357	$68,435	$87,012
Fixed Charges (1. above)	101,085	104,770	102,757	97,720	93,976

Total earnings as defined	$202,893	$235,794	$231,114	$166,155	$180,988

	2.01	2.25	2.25	1.70	1.93